Mail Stop 0306

April 8, 2005



Via Facsimile and U.S. Mail

Citibank N.A.
111 Wall Street
New York, New York 10043
   As Agent for Service of Coles Myer Ltd.


Re:	Coles Myer Ltd.
      Form 20-F for the fiscal year ended July 25, 2004
      File No. 1-10083

Dear Sir/Madam:

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant




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